Exhibit 21

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Formation
California United Bank	California
Premier Commercial Bancorp Trust I	Delaware
Premier Commercial Bancorp Trust II	Delaware
Premier Commercial Bancorp Trust III	Delaware